Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Subject Company’s Commission File No.: 0-20807
The following information is first being made available by Sykes Enterprises, Incorporated to ICT Groups, Inc.’s employees on October 7, 2009.
Forward-Looking Statements
     This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed Merger between Sykes and ICT Group, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sykes’s and ICT Group’s managements and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed Merger of Sykes and ICT Group will not be realized, or will not be realized within the expected time period, due to, among other things, the ability to obtain governmental and self-regulatory organization approvals of the Merger on the proposed terms and schedule; the failure of ICT Group shareholders to approve the Merger; the risk that the businesses will not be integrated successfully; disruption from the Merger making it more difficult to maintain business and operational relationships; the possibility that the Merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Sykes’s and ICT Group’s ability to accurately predict future market conditions; and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the Sykes’ 2008 Annual Report on Form 10-K, ICT Group’s 2008 Annual Report on Form 10-K and each company’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (http://www.sec.gov).
Additional Information
     In connection with the proposed merger, SYKES will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of ICT that also constitutes a prospectus of SYKES. ICT will mail the proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from Sykes at http://investor.sykes.com/phoenix.zhtml?c=119541&p=irol-sec, or by contacting SYKES’ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge from ICT at www.ictgroup.com.
     SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about SYKES’ executive officers and directors in the proxy statement for SYKES’s 2009 annual meeting of shareholders, filed with the SEC on April 15, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.

VOICES Chuck Sykes, President and CEO

Agenda Welcome and Introduction SYKES History SYKES Overview Question and Answers

Who is SYKES? 1977-SYKES begins as small engineering firm with three employees 1979-1982 Technical writing group begins in Charlotte forming the Information Services branch 1992-SYKES purchases Jones Technologies, Inc. and enters customer support business 1997-SYKES acquires McQueen International 1996-SYKES goes public - stock begins trading on NASDAQ 2009-SYKES has more than 33,000 employees worldwide 2003-SYKES expands global footprint to El Salvador SYKES Confidential & Proprietary 2008-SYKES announces it is opening operations in Brazil; Opens new building in Costa Rica 2006-SYKES acquires Apex, expanding its presence in LatAm 1999-SYKES acquires Acer in Costa Rica; First LatAm presence

Sykes Revenue and Operating Margin 1996 - 2007 8.7% 6.9% 6.8% 6.5% -2.0% -0.1% -2.5% 2.4% 2.7% 5.3% 7.9% $200,000 $250,000 $300,000 $350,000 $400,000 $450,000 $500,000 $550,000 $600,000 $650,000 $700,000 $750,000 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007e Fiscal year Revenue -3.0% -2.0% -1.0% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% Operating Margin Revenue Operating Margin

SYKES Confidential & Proprietary Executive Team Daniel L. Hernandez Senior Vice President, Global Strategy Jenna R. Nelson Group Executive, Senior Vice President, Human Resources W. Michael Kipphut Group Executive, Senior Vice President and Chief Financial Officer Lawrence (Lance) Zingale Senior Vice President, Global Sales and Client Management James C. Hobby Senior Vice President. Global Operations David L. Pearson Senior Vice President and Chief Information Officer James T. Holder Senior Vice President, General Counsel and Corporate Secretary

United States Canada Philippines Costa Rica El Salvador Argentina United States Argentina Argentina/ Mexico Scotland Ireland Philippines South Africa UK/Ireland South Africa Canada Canada Germany Hungary Slovakia South Africa Amsterdam Germany Argentina Spain Costa Rica El Salvador Spain Hungary Slovakia Hungary/ Slovakia Finland Sweden Denmark Finland/ Sweden/ Denmark Italy Italy China China Brazil Brazil MARKETS Markets - Where Clients' End-Customer Demand Resides Delivery Geo - From Where the Clients' End-Customers are Serviced DELIVERY GEOGRAPHIES 20 Delivery Geographies Align with 17 Markets - Constitute 70%-80% of the Addressable Global Customer Contact Market SYKES Global Delivery Footprint SYKES Confidential & Proprietary

Industry Segment Service Lines Product Inquiry Service Activation Billing Support Service Repair Product Inquiry Technical Support Service Repair Level 2&3 Support Account Balance/Bill Pay Name & Address Change Loan Capture/ Pre-qualification Customer Service Fraud Support Wireless, Broadband, DSL, etc. Engineering Support, Hardware Support, etc. Retail Banking, Consumer Loans, Brokerage, Insurance, etc. Communications Financial Services Technology SYKES Confidential & Proprietary

SYKES Confidential & Proprietary Industry Segment Service Lines Instructions for Self- Care at Home Referral to Emergency Services Absenteeism Reduction Programs Alcohol Abuse Counseling Smoking Cessation Roadside Emergency Reservations Hotel Reservation Frequent Flier Administration Billing Inquiry Service Repair Service Activation Product Inquiry Fulfillment Product Use Assistance Health Triage & Employee Assistance Program, etc. Roadside Assistance, Travel Portals & Travel Services Consumer Products Transportation & Leisure Healthcare Other (Retail & Utility)

Customer Contact Management Industry* SYKES Confidential & Proprietary *Datamonitor Industry expansion continues North America (45% of APs), EMEA, (30% of APs) SYKES' value proposition extends to 80% of the addressable market North America forecast to grow 1.4%; EMEA, 4% North America growth impacted by continued off-shoring FS, technology & communication represent 66% of APs SYKES targeting large verticals & gaining share as exposure to above verticals at 77% All three verticals forecast to grow by 3%-4% 3.2% CAGR

Customer Contact Management Outsourcing Opportunity Financial Services, Technology & Communication remain substantially under penetrated Communication & Financial Services verticals are large and offer significant growth opportunity near-term Diverse verticals has broadened SYKES' growth drivers Other emerging verticals offer incremental opportunities long-term Growth in outsourcing 6.9% CAGR, twice the rate of industry growth, with penetration rate to increase from16% to 19% - broader adoption of customer contact outsourcing Current catalyst for outsourcing: market dislocation; long-term: cost savings, flexibility, non-core & subject matter expertise Growth curve resembles a stair-step function More than 500K APs to come to the market over the next five years; SYKES' equal share could translate into ~11% CAGR increase in total seats from'08 - '13 SYKES Confidential & Proprietary

SYKES Strengths SYKES Confidential & Proprietary Strong Balance Sheet a Comparative Advantage - No Debt, Healthy Cash Position Enables Multitude of Shareholder Value-Maximizing Options & Sustained Future Growth Favorable Secular Growth Backdrop Driven by an Industry Shift from Captive Centers To Outsourced Centers Global Delivery Model with Critical Mass that Spans four Continents, Across 17 Markets and 20 Delivery Geographies to Capitalize on Secular Trends Highly Differentiated Growth Strategy Driven by a Conservative Risk Profile, including Low Client & Vertical Concentration Revenue and Margin Expansion through Increases in Global Seat Utilization Rates & Controlled Capacity Expansion Despite Currency Headwinds, Projecting Growth when Growth is Scarce

SYKES Vision SYKES Confidential & Proprietary To be the Global Standard in Customer Interactive Solutions. As the global standard we will... ....be known for leading operational & financial performance. ....provide competitive solutions for all major markets where we can succeed. ....be known as experts in comprehensive customer interactive services. ....be known as leaders in the way we treat people & communities.

SYKES Internal Strategic Themes SYKES Confidential & Proprietary .. Achieve Operational Excellence Build the Global Sales & Service Engine Employ people with right competencies & skills Find ways to add value

SYKES Approach & Beliefs SYKES Confidential & Proprietary .. People serving People Science of Service Manage by fact, not conjecture Focus & Simplicity All for one, one for all Make things happen vs. report things that happen Bigger, Better, Bolder

Questions

SEC Compliance Statements SYKES Confidential & Proprietary .. Additional Information In connection with the proposed merger, SYKES will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of ICT that also constitutes a prospectus of SYKES. ICT will mail the proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Sykes at http://investor.sykes.com/phoenix.zhtml?c=119541&p=irol-sec, or by contacting SYKES' Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge from ICT at www.ictgroup.com. SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about SYKES' executive officers and directors in the proxy statement for SYKES's 2009 annual meeting of shareholders, filed with the SEC on April 15, 2009. You can find information about ICT's executive officers and directors in the proxy statement for ICT's 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.

SEC Compliance Statements SYKES Confidential & Proprietary .. Forward-Looking Statements This document includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed Merger between Sykes and ICT Group, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sykes's and ICT Group's managements and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed Merger of Sykes and ICT Group will not be realized, or will not be realized within the expected time period, due to, among other things, the ability to obtain governmental and self-regulatory organization approvals of the Merger on the proposed terms and schedule; the failure of ICT Group shareholders to approve the Merger; the risk that the businesses will not be integrated successfully; disruption from the Merger making it more difficult to maintain business and operational relationships; the possibility that the Merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Sykes's and ICT Group's ability to accurately predict future market conditions; and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward- looking statements can be found in the Sykes' 2008 Annual Report on Form 10-K, ICT Group's 2008 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (http://www.sec.gov).